Jinmimi Network Inc.
6G, West Building, Changxing Plaza
Changxing Rd, Nanshan District
Shenzhen, Guangdong, 518051 P.R. China

February 23, 2009

Ms. Maryse Mills-Apenteng
Attorney Advisor
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Jinmimi Network Inc.
Registration Statement on Form S-1
Filed January 26, 2009
File No. 333-156950

Dear Ms. Mills-Apenteng:

We are in receipt of your comment letter dated February 18, 2009 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by Staff.  For your convenience, we have listed the Staff's questions below, followed by the Company’s responses:

Cover Page

1.
QUESTION: Please remove the statement that FINRA operates the OTC Bulletin Board from the cover page as the purpose of this statement is not apparent. Furthermore, you have not provided a clear and concise description of the relationship between FINRA and the OTCBB and this information does not appear to be essential to investors. Please revise the document throughout as necessary.

ANSWER: We have removed the statement that FINRA operates the OTCBB throughout the amended registration statement.

2.
QUESTION: We note that you have not included the dealer prospectus delivery obligation pursuant to Item 502(b) of Regulation S-K. Please tell us the basis for omitting the language specified by that Item.

ANSWER: We have included the language regarding dealer prospectus delivery obligation on page 34 of the registration statement.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Deng Zhang
Deng Zhang
President and CEO